Filing pursuant to Rule 425 under the
Securities Act of 1933, as amended
Deemed filed under Rule 14a-6 under the
Securities Exchange Act of 1934, as amended

Filer: Massey Energy Company
Subject Company: Massey Energy Company
Commission File Number: 001-07775

This filing relates to a planned merger (the “Merger”) between Alpha Natural Resources, Inc. (“Alpha”) and Massey Energy Company (“Massey”) pursuant to the terms of an Agreement and Plan of Merger, dated as of January 28, 2011 (the “Merger Agreement”), by and among Alpha, Mountain Merger Sub, Inc. and Massey.  The Merger Agreement is on file with the Securities and Exchange Commission as an exhibit to the Current Report on Form 8-K filed by Massey on January 31, 2011, and is incorporated by reference into this filing.

The following emails were sent to the employees of Alpha and Massey.

To:	Everyone at Alpha and Massey
From:	Kevin Crutchfield, CEO – Alpha Natural Resources
Subject:	Functional Management Team Announcements
Date:	May 16th, 2011

In April, I shared our approach to evaluating our operations, our organization and our leadership.  I also committed that our new leadership team will build out the rest of the organization using a thoughtful and consistent process.

Today, the heads of Operations, Commercial, Strategy, Finance, Legal and the office of Running Right and Business Excellence will communicate their organization structures and management teams.  Through our integration planning, I’m increasingly confident and excited by the strength of our combined team.  With our post-closing operating model, organization and leadership teams in place for Day 1, we will meet our objectives of:

●	Setting an exceptional standard for leadership

●	Strengthening our combined operations and our ability to execute every part of our business plan

●	Focusing the collective energy of 14,000 people and providing the opportunity for all to contribute to and share in our success.

Today is a big step forward in our transformation as a global leader in the coal industry.  Our goal is to have complete clarity of our new organizational structure so people know where they fit in.

We expect to complete the Alpha/Massey transaction on June 1, so Day 1 as a combined organization is only a few short weeks away.  Our cooperation and mutual commitment to Running Right is driving amazing progress.  I thank you for your patience as we work through these changes.  This is an exciting time, and it’s enabling us to do great things.

Sincerely,

Kevin Crutchfield
CEO - Alpha Natural Resources

Required Legal Notices

Forward Looking Statements

Information set forth herein contains "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995, which involve a number of risks and uncertainties.  Alpha and Massey caution readers that any forward-looking information is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking information.  Such forward-looking statements include, but are not limited to, statements about the benefits of the business combination transaction involving Alpha and Massey, including future financial and operating results, the combined company’s plans, objectives, expectations (financial or otherwise) and intentions and other statements that are not historical facts.

The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain regulatory approvals of the transaction on the proposed terms and schedule; the failure of Alpha or Massey stockholders to approve the transaction; the outcome of pending or potential litigation or governmental investigations; the risk that the businesses will not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; uncertainty of the expected financial performance of Alpha following completion of the proposed transaction; Alpha’s ability to achieve the cost savings and synergies contemplated by the proposed transaction within the expected time frame; disruption from the proposed transaction making it more difficult to maintain relationships with customers, employees or suppliers; the calculations of, and factors that may impact the calculations of, the acquisition price in connection with the proposed merger and the allocation of such acquisition price to the net assets acquired in accordance with applicable accounting rules and methodologies; general economic conditions that are less favorable than expected; changes in, renewal of and acquiring new long term coal supply arrangements; and competition in coal markets. Additional information and other factors are contained in Alpha’s and Massey’s filings with the Securities and Exchange Commission (the “SEC”), including Alpha’s and Massey’s Annual Reports on Form 10-K, subsequent Quarterly Reports on Form 10-Q, recent Current Reports on Form 8-K, and other SEC filings, which are available at the SEC’s web site http://www.sec.gov.  Alpha and Massey disclaim any obligation to update and revise statements contained in these materials based on new information or otherwise.

Important Additional Information and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.

In connection with the proposed merger, Alpha has filed with the SEC a registration statement on Form S-4 (commission file number 333-172888), as amended, that includes a preliminary joint proxy statement/prospectus regarding the proposed merger.  The registration statement was declared effective by the SEC on April 28, 2011, and a definitive joint proxy statement/prospectus has been mailed to Alpha and Massey stockholders on or about April 29, 2011 in connection with the proposed merger.  INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER DOCUMENTS RELATING TO THE MERGER FILED WITH THE SEC, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER.  You may obtain a copy of the joint proxy statement/prospectus and other related documents filed by Alpha and Massey with the SEC regarding the proposed merger as well as other filings containing information, free of charge, through the web site maintained by the SEC at www.sec.gov, by directing a request to Alpha’s Investor Relations department at Alpha Natural Resources, Inc., One Alpha Place, P.O. Box 2345, Abingdon, Virginia 24212, Attn: Investor Relations, to D.F. King & Co., Inc., 48 Wall Street, 22nd Floor, New York, New York 10005 or to Massey’s Investor Relations department at, (804) 788 - 1824 or by email to Investor@masseyenergyco.com.  Copies of the joint proxy statement/prospectus and the filings with the SEC that are incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, from Alpha’s website at www.alphanr.com under the heading “Investor Relations” and then under the heading “SEC Filings” and Massey’s website at www.masseyenergyco.com under the heading “Investors” and then under the heading “SEC Filings”.

Participants in Solicitation

Alpha, Massey and their respective directors, executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies in favor of the proposed merger.  Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of proxies in favor of the proposed merger is set forth in the definitive joint proxy statement/prospectus filed with the SEC.  You can find information about Alpha’s directors and executive officers in Alpha’s definitive proxy statement filed with the SEC on April 1, 2011.  You can find information about Massey’s directors and executive officers in Amendment No. 1 to Massey’s annual report on Form 10-K filed with the SEC on April 19, 2011. You can obtain free copies of these documents from Alpha or Massey using the contact information above.

2

To:	Everyone at Alpha and Massey
From:	Kurt Kost, President - Operations, Technical Services and Operations Administration
Subject:	Operations Organization
Date:	May 16th, 2011

Over the past few weeks I’ve been working with the Day 1 leadership for Operations to further define our structure and management teams.  The planning team was diligent, committed, and thoughtful in their recommendations.

With the announcement in April you learned that Operations will be organized into five operating regions including three regions for CAPP (north, central and south), and will be managed by four senior vice presidents. Within the five regions will be a total of 12 Business Units (BU): one in the PRB, two in NAPP, and nine CAPP BUs (three in each region) that are each about seven million tons.  The Massey Resource Groups will be part of the CAPP regions.  The scale of our organization following Day 1 is impressive, and Operations is critical to driving Alpha’s success.

Today I’m sharing with you more detail about the Operations leadership and management, including the leadership structure within each business unit.  This structure will become effective at Day 1.  The cooperation between Massey and Alpha during this planning has been a hallmark of the performance we’ll deliver as a team.

In the next few weeks we will be a part of the 14,000 people leading one of America’s preeminent coal suppliers.  We will be leaders in the coal industry and one of the largest suppliers of metallurgical coal in the world.  Our operations, our organization, and our commitment to Running Right will be the backbone of our success.   Thank you for your continued patience.

Sincerely,

Kurt Kost
President - Operations, Technical Services and Operations Administration

OPERATIONS POST-DAY 1 ORGANIZATION

Michael Peelish, EVP & Chief Admin Officer

John Gallick, VP – Health & Safety

●	Brian Keaton, Assistant VP – Health & Safety	●	Perry Whitley, Director – Mine Emergency Coordination & Preparation
●	Gary Frampton, Director – Operations Safety	●	Terry Theys, Director – Safety Engineering
●	Ken Perdue, Director – Operations Safety

Open, SVP – Human Resources

•	Bill McClure, SVP – HR Services		•	Jeff Gillenwater, VP – HR & Recruiting
	○	Barry Mounts, VP – HR Services		○	Troy Andes, Manager – HR & Recruiting
	○	Open, VP – Leadership Effectiveness
	○	Anne Raup, Director – Payroll
•	Doug Harris, VP – HR & Labor Relations
	○	John Schoolcraft, Director – Labor Relations
	○	Chris Matras, Manager – Labor Relations

Mick Risdon, VP – Strategic Sourcing & Materials Management

•	Mark Manno, Assistant VP – Strategic Sourcing & Materials Management		•	Bill Mullins, Director – Sourcing Support
•	Jim Mann, Director – Strategic Sourcing			●	Brent Sturgill, Regional Sourcing Director – CAPP South
•	Macs Hall, Director – Sourcing Support			●	Janet Gapen, Sourcing Manager – PAS
	○	Ron Conway, Sourcing Manager – CRS		●	Tony McGartland, Sourcing Manager – Amfire
	○	Dave Shepperd, Sourcing Manager – CRE		●	Monica Mille-Queen, Sourcing Manager – PRB
	○	Tom Moore, Sourcing Manager – CRW	•	Ed Green, Director – Inventory Management
	○	Chris Stephens, Sourcing Manager – BRN	•	Becky Price, Manager – Sourcing Administration
	○	Steve Ousley, Sourcing Manager – BRS	•	Bill Donovan, Manager – Building Services
	○	Rick Brown, Sourcing Manager – BRW

Open, SVP – Environmental Affairs

•	Johnnie Green, VP – Environmental Affairs
	○	John Paul Jones, Director – Environmental Regulatory & External Affairs
	○	Thomas Cook, Director – Environmental Permitting & Special Projects
	○	Open, Director – Environmental Compliance & Reclamation

OPERATIONS POST-DAY 1 ORGANIZATION

Mark Schuerger, Regional SVP – Operations, CAPP North

•	Roy West, Regional Financial Analyst
•	Open, Operations Support

Mark Weaver, President – Coal River Surface

●	Art Hale, VP – Surface Operations	●	Terry Keen, Director – Safety
●	Jimmy Wood, VP – Surface Operations	●	Brian College, CI Coordinator
●	Jim Higgins, Manager – Technical Services	●	Joe Armstrong, Director – Human Resources
●	Open, Manager – Quality & Logistics	●	Eric Sealander, BU Financial Analyst

Charlie Bearse, President – Coal River East

●	Joe Pugh, VP – Operations	●	Joe Dixon, CI Coordinator
●	Brerry Hudson, Manager – Technical Services	●	Josh Birchfield, CI Coordinator
●	Steve Belcher, Manager – Quality & Logistics	●	Jennifer Chandler, Director – Human Resources
●	Mike Vaught, Director – Safety	●	Jerod Mount, BU Financial Analyst

Eric Salyer, President – Coal River West

●	Phillip Saunders, VP – Operations	●	Phillip Ellis, CI Coordinator
●	Jamie DeSimone, Manager – Technical Services	●	Brian Hicks, Director – Human Resources
●	Open, Manager – Quality & Logistics	●	Adam McCallister, BU Financial Analyst
●	Lewis Sheppard, Director – Safety

OPERATIONS POST-DAY 1 ORGANIZATION

Mike Snelling, Regional SVP – Operations, CAPP Central

●	John Tinnel, Regional Financial Analyst
●	Open, Operations Support

Craig Boggs, President – Brooks Run North

●	Johnny Jones, VP – Underground Operations	●	Chris Ray, CI Coordinator
●	Open, VP – Surface Operations	●	Justin McMillion, CI Coordinator
●	Joseph Swerbinsky, Manager – Technical Services	●	Kyle Bane, Director – Human Resources
●	Mark Workman, Manager – Preparation, Quality & Logistics	●	Michele Davis, BU Financial Analyst
●	Wayne Persinger, Director – Safety

Frank Matras, President – Brooks Run South

●	David Decker, VP – Operations	●	David Green, CI Coordinator
●	Russ Lambert, Manager – Technical Services	●	Chesley Barnard, CI Coordinator
●	John Harsanyi, Manager – Preparation, Quality & Logistics	●	Cheryl Stapleton, Director – Human Resources
●	Chris Presley, Director – Safety	●	TBD, BU Financial Analyst

Jeff Ellis, President – Brooks Run West

●	Steven Poe, VP – Surface Operations	●	TBD, CI Coordinator
●	Bill Kelly, VP – Underground Operations	●	Open, CI Coordinator
●	Mike Smith, Manager – Technical Services	●	Dave Cook, Director – Human Resources
●	Open, Manager – Preparation, Quality & Logistics	●	Melody Viars, BU Financial Analyst
●	Richard Williamson, Director – Safety

OPERATIONS POST-DAY 1 ORGANIZATION

Eddie Bateman, Regional SVP – Operations, CAPP South

●	Greg Dingus, Regional Financial Analyst
●	Bill Schmid, Operations Support

Blake Hall, President – Virginia

●	Greg Blankenship, VP – Surface Operations	●	Mark Williams, CI Coordinator
●	Mike Clark, VP – Underground Operations	●	Pat Pelley, CI Coordinator
●	Steve Smith, Manager – Technical Services	●	Gary Duncan, Director – Human Resources
●	Darrell Slagle, Manager – Preparation, Quality & Logistics	●	Open, BU Financial Analysis
●	Ram Tankersley, Director – Safety

Allen Dupree, President – Northern Kentucky

●	Kevin Varney, VP – Operations	●	Open, CI Coordinator
●	John Cline, Manager – Technical Services	●	Kathy Wicker, Director – Human Resources
●	Larry Johnson, Manager – Quality & Logistics	●	Keriston Smith, BU Financial Analyst
●	Steve Endicott, Director – Safety

Rick Craig, President – Southern Kentucky

●	Chris Slone, VP – Operations	●	Joshua Fields, CI Coordinator
●	Tom Baumgarth, Manager – Technical Services	●	Buddy Johnston, Director – Human Resources
●	Richard Matda, Manager – Quality & Logistics	●	Open, BU Financial Analyst
●	Tom Asbury, Director – Safety

OPERATIONS POST-DAY 1 ORGANIZATION

Jim Bryja, Regional SVP – Operations, NAPP & PRB

●	Henrick Thoenelt, Regional Financial Analyst
●	Gary Buchan, Operations Support

Jeffrey Kukura, President – Pennsylvania Services

●	John Dzurino, General Manager – Emerald	●	Ryan Kerr, CI Coordinator
●	Jack Trackemas General Manager – Cumberland	●	Joshua Judge, CI Coordinator
●	Jim Blanc, Human Resources	●	Dean Swaney, Financial Analyst

Peter Merritts, President – AMFIRE

●	Gary Deemer, General Manager – Underground	●	Jeff Christy, Land
●	Lou Pianetti, General Manager – Underground	●	Nick Zak, CI Coordinator
●	Ed Ratay, General Manager – Surface	●	Jim Pablic, Safety
●	Rob Bottegal, Technical Services	●	Ron Turner, Financial Analyst
●	Dan Lhota, Human Resources

Steven Rennell, President – Alpha Coal West

●	Shane Durgin, Operations	●	Open, Land & Government Affairs
●	Ken Ferguson, Maintenance	●	Stan Hoffman, CI Coordinator
●	Joff Pilon, Technical Services	●	Rod Mass, Financial Analyst
●	Mike Meyer, Human Resources

Sam Cario, President – Pennsylvania Land Holding Company

●	Doug Conklin, General Manager – Coal Gas Recovery	●	Terry Dayton, Director – Environmental
●	Tim Comer, Director – Oil & Gas	●	Brad Miller, Vice President – Land

Joe D’Amico, VP – Gas Management

nrla, SVP – Technical Services

OPERATIONS POST-DAY 1 ORGANIZATION

John Borla, SVP – Technical Services

Mike Mishra, VP – Technical Services

●	Mike Milam, Sr. Director – Engineering	●	Scott Peterson, Sr. Director – Geology
●	TBD, Sr. Director – Strategic Projects	●	Terry Martin-Blair, Sr. Director – Project Execution
●	TBD, Director – Projects	●	TBD, Director – Marianna Mine Project
●	TBD, Director Surface Mine Engineering	●	Rod Lawrence, Director UG Mine Engineering

Fred Stanley, VP – Preparation

●	Van Davis, Sr. Director – Preparation	●	Jeff Walkup, Director – Preparation
●	Frank Addison, Sr. Director – Preparation

Jeff Carter, VP – Asset Management

●	Harold Helton, Sr. Director – Asset Management	●	Ken Benedick, VP – Maintenance
●	Wayne Keaton, General Manager – Maxxim Rebuild

Keith Hainer, VP – Asset Engineering

●	Dave Terry, Sr. Electrical Trainer	●	Open, Sr. Electrical Engineer

Scott Kreutzer, VP – Land

●	TBD, Director – Land Management, CAPP North	●	Paul Mullins, Director – Land Management, CAPP South
●	TBD, Director – Land Management, CAPP Central	●	Vicki Duffy, Manager – Land Administration

Ron Eberhart, President – Dry Systems Technologies

●	Terry McDonald, Director – DST Operations	●	Tony Arbany, Utah DST Sales & Service

OPERATIONS POST-DAY 1 ORGANIZATION

Required Legal Notices

Forward Looking Statements

Information set forth herein contains “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995, which involve a number of risks and uncertainties.  Alpha and Massey caution readers that any forward-looking information is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking information.  Such forward-looking statements include, but are not limited to, statements about the benefits of the business combination transaction involving Alpha and Massey, including future financial and operating results, the combined company’s plans, objectives, expectations (financial or otherwise) and intentions and other statements that are not historical facts.

The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain regulatory approvals of the transaction on the proposed terms and schedule; the failure of Alpha or Massey stockholders to approve the transaction; the outcome of pending or potential litigation or governmental investigations; the risk that the businesses will not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; uncertainty of the expected financial performance of Alpha following completion of the proposed transaction; Alpha’s ability to achieve the cost savings and synergies contemplated by the proposed transaction within the expected time frame; disruption from the proposed transaction making it more difficult to maintain relationships with customers, employees or suppliers; the calculations of, and factors that may impact the calculations of, the acquisition price in connection with the proposed merger and the allocation of such acquisition price to the net assets acquired in accordance with applicable accounting rules and methodologies; general economic conditions that are less favorable than expected; changes in, renewal of and acquiring new long term coal supply arrangements; and competition in coal markets. Additional information and other factors are contained in Alpha’s and Massey’s filings with the Securities and Exchange Commission (the “SEC”), including Alpha’s and Massey’s Annual Reports on Form 10-K, subsequent Quarterly Reports on Form 10-Q, recent Current Reports on Form 8-K, and other SEC filings, which are available at the SEC’s web site http://www.sec.gov.  Alpha and Massey disclaim any obligation to update and revise statements contained in these materials based on new information or otherwise.

Important Additional Information and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.

In connection with the proposed merger, Alpha has filed with the SEC a registration statement on Form S-4 (commission file number 333-172888), as amended, that includes a preliminary joint proxy statement/prospectus regarding the proposed merger.  The registration statement was declared effective by the SEC on April 28, 2011, and a definitive joint proxy statement/prospectus has been mailed to Alpha and Massey stockholders on or about April 29, 2011 in connection with the proposed merger.  INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER DOCUMENTS RELATING TO THE MERGER FILED WITH THE SEC, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER.  You may obtain a copy of the joint proxy statement/prospectus and other related documents filed by Alpha and Massey with the SEC regarding the proposed merger as well as other filings containing information, free of charge, through the web site maintained by the SEC at www.sec.gov, by directing a request to Alpha’s Investor Relations department at Alpha Natural Resources, Inc., One Alpha Place, P.O. Box 2345, Abingdon, Virginia 24212, Attn: Investor Relations, to D.F. King & Co., Inc., 48 Wall Street, 22nd Floor, New York, New York  10005 or to Massey’s Investor Relations department at, (804) 788 - 1824 or by email to Investor@masseyenergyco.com.  Copies of the joint proxy statement/prospectus and the filings with the SEC that are incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, from Alpha’s website at www.alphanr.com under the heading “Investor Relations” and then under the heading “SEC Filings” and Massey’s website at www.masseyenergyco.com under the heading “Investors” and then under the heading “SEC Filings”.

Participants in Solicitation

Alpha, Massey and their respective directors, executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies in favor of the proposed merger.  Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of proxies in favor of the proposed merger is set forth in the definitive joint proxy statement/prospectus filed with the SEC.  You can find information about Alpha’s directors and executive officers in Alpha’s definitive proxy statement filed with the SEC on April 1, 2011.  You can find information about Massey’s directors and executive officers in Amendment No. 1 to Massey’s annual report on Form 10-K filed with the SEC on April 19, 2011. You can obtain free copies of these documents from Alpha or Massey using the contact information above.

To:	Everyone at Alpha and Massey
From:	Phil Cavatoni, Chief Strategy Officer
Subject:	Strategy Organization
Date:	May 16th, 2011

Over the past few weeks, I’ve been working with the Day 1 Strategy leadership team to further define our structure. This team’s responsibilities will include Government Affairs and Communications, Strategy, M&A and Corporate Development, Sustainability, Australia and Market Analysis & Strategy. Today I’m sharing with you more detail about the organization and some of the important changes regarding the team members which will be effective on Day 1. The Strategy organization reflects our commitment to a leadership position in the industry, and to provide insight to external issues that will influence our future and support our growth initiatives.

As part of an effort to develop our new office in Australia, I am pleased to welcome Peter Zachert as CFO of Alpha Australia, LLC and to announce Kevin Stanley will join the Australia team later this year as Director – Corporate Development.

Peter will immediately enhance Alpha’s ability to evaluate the many opportunities in the Australian market. Reporting to Brian Sullivan, President of Alpha Australia, LLC, he will assist the team in developing market intelligence, strategic relationships and coal assets in high growth markets. Peter’s executive background includes broad experience in finance, taxation, treasury and financial structuring in M&A in Australia and overseas. Most recently, Peter served as CFO of Elders Limited. Previous positions include Director and CFO of Cyprus Australia Coal Company, CFO of Delta Gold Limited and senior roles at other industry leaders. At Cyprus Australia, Peter worked with several members of Alpha’s leadership team, including Kevin Crutchfield and Frank Wood.

Kevin Stanley has been with Alpha for eight years and with the Strategy Group for nearly two. During this time, Kevin has consistently demonstrated his transaction, analytical and leadership skills, which will be important additions to the Australia team. He will be responsible for leading financial diligence and modeling for acquisition opportunities there, and for liaising with our M&A team to evaluate them.

I also am pleased to announce Amir Khaksari has been promoted to Manager of the Market Analysis & Strategy. Amir has been a key member of the team for two years, and his work and leadership on key initiatives have been instrumental in helping us develop our strategic and operational outlooks.

The cooperation between Massey and Alpha during this planning has been a hallmark of the performance we’ll deliver as a team. Our operations, our organization, and our commitment to Running Right will be the backbone of our success. Thank you for your continued patience.

Sincerely,

Phil Cavatoni
Chief Strategy Officer

Alex Hoffman, VP – Strategy

Paul Spurgeon, VP – Sustainability

Brian Sullivan, President, Australia

Peter Zachert, CFO – Alpha Australia, LLC

Kevin Stanley, Director – Corporate Development

David Gay, VP – M&A and Corporate Development

Andy Eidson, Manager – M&A

Sammy Jordan, Analyst – M&A

Robert Capelli, Manager – M&A Support

Mike Curry, Engineer – M&A

Hans Daniels, VP – Market Analysis & Strategy

Amir Khaksari, Manager – Market Analysis & Strategy

Phillip Wagner, Sr. Analyst – Market Analysis & Strategy

Open, SVP – Corporate Affairs & Communications

Ted Pile, VP – Corporate Communications

• Brian Shuler, Director – Corporate Communications • Terry Eckley, Director – Internal Communications • Rick Nida, Manager – External Communications	• Donna Hare, Sr. Associate – Corporate Communications • Whitney Rosenbaum, Associate – Communications Coordinator

Jon Wood, VP – Government & External Affairs

• Donnie Ratliff, VP – Government & External Affairs, Virginia • Rick Axthelm, Director – Government & External Affairs, Federal	• Sarah Smith, Director – Government & External Affairs, West Virginia • Brian Turk, Director – Government & External Affairs, Pennsylvania

  2

Required Legal Notices

Forward Looking Statements

Information set forth herein contains “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995, which involve a number of risks and uncertainties.  Alpha and Massey caution readers that any forward-looking information is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking information.  Such forward-looking statements include, but are not limited to, statements about the benefits of the business combination transaction involving Alpha and Massey, including future financial and operating results, the combined company’s plans, objectives, expectations (financial or otherwise) and intentions and other statements that are not historical facts.

The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain regulatory approvals of the transaction on the proposed terms and schedule; the failure of Alpha or Massey stockholders to approve the transaction; the outcome of pending or potential litigation or governmental investigations; the risk that the businesses will not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; uncertainty of the expected financial performance of Alpha following completion of the proposed transaction; Alpha’s ability to achieve the cost savings and synergies contemplated by the proposed transaction within the expected time frame; disruption from the proposed transaction making it more difficult to maintain relationships with customers, employees or suppliers; the calculations of, and factors that may impact the calculations of, the acquisition price in connection with the proposed merger and the allocation of such acquisition price to the net assets acquired in accordance with applicable accounting rules and methodologies; general economic conditions that are less favorable than expected; changes in, renewal of and acquiring new long term coal supply arrangements; and competition in coal markets. Additional information and other factors are contained in Alpha’s and Massey’s filings with the Securities and Exchange Commission (the “SEC”), including Alpha’s and Massey’s Annual Reports on Form 10-K, subsequent Quarterly Reports on Form 10-Q, recent Current Reports on Form 8-K, and other SEC filings, which are available at the SEC’s web site http://www.sec.gov.  Alpha and Massey disclaim any obligation to update and revise statements contained in these materials based on new information or otherwise.

Important Additional Information and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.

In connection with the proposed merger, Alpha has filed with the SEC a registration statement on Form S-4 (commission file number 333-172888), as amended, that includes a preliminary joint proxy statement/prospectus regarding the proposed merger.  The registration statement was declared effective by the SEC on April 28, 2011, and a definitive joint proxy statement/prospectus has been mailed to Alpha and Massey stockholders on or about April 29, 2011 in connection with the proposed merger.  INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER DOCUMENTS RELATING TO THE MERGER FILED WITH THE SEC, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER.  You may obtain a copy of the joint proxy statement/prospectus and other related documents filed by Alpha and Massey with the SEC regarding the proposed merger as well as other filings containing information, free of charge, through the web site maintained by the SEC at www.sec.gov, by directing a request to Alpha’s Investor Relations department at Alpha Natural Resources, Inc., One Alpha Place, P.O. Box 2345, Abingdon, Virginia 24212, Attn: Investor Relations, to D.F. King & Co., Inc., 48 Wall Street, 22nd Floor, New York, New York  10005 or to Massey’s Investor Relations department at, (804) 788 - 1824 or by email to Investor@masseyenergyco.com.  Copies of the joint proxy statement/prospectus and the filings with the SEC that are incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, from Alpha’s website at www.alphanr.com under the heading “Investor Relations” and then under the heading “SEC Filings” and Massey’s website at www.masseyenergyco.com under the heading “Investors” and then under the heading “SEC Filings”.

Participants in Solicitation

Alpha, Massey and their respective directors, executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies in favor of the proposed merger.  Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of proxies in favor of the proposed merger is set forth in the definitive joint proxy statement/prospectus filed with the SEC.  You can find information about Alpha’s directors and executive officers in Alpha’s definitive proxy statement filed with the SEC on April 1, 2011.  You can find information about Massey’s directors and executive officers in Amendment No. 1 to Massey’s annual report on Form 10-K filed with the SEC on April 19, 2011. You can obtain free copies of these documents from Alpha or Massey using the contact information above.

3

To:	Everyone at Alpha and Massey
From:	Frank Wood, Chief Financial Officer
Subject:	Finance Organization
Date:	May 16th, 2011

Over the past few weeks I’ve been working with the Day 1 Finance leadership team to further define our structure and teams across Accounting, Financial Reporting, Financial Planning, Tax, Corporate Finance, Treasury, Investor Relations and Information Technology.  Today I’m sharing with you more detail about the different team members that comprise the Finance function.  This structure will become effective at Day 1.

The cooperation between Massey and Alpha during this planning has been a hallmark of the performance we’ll deliver as a team.  Our operations, our organization, and our commitment to Running Right will be the backbone of our success.   Thank you for your continued patience.

Sincerely,

Frank Wood
Chief Financial Officer

FINANCE POST-DAY 1 ORGANIZATION

Alan Jones, SVP & Controller
Dana Fann, Director – Regional Accounting

●	Paul Slater, Controller – CAPP North	●	Jerry Puskarich, Controller – NAPP
●	John Marcum, Controller – CAPP Central	●	Tammy Okray, Controller – PRB
●	Eddie Riner, Controller – CAPP South	●	Jim Cappucci, Controller – Gas Operations

Eddie Guy, VP – Assistant Controller

●	Robert Hutton, Controller – Corporate Accounting	●	Judy Lasley, Manager – Accounts Payable

Randy Phillips, Director – Revenue Accounting

●	James Ball, Sr. Accounting Manager – Sales	●	Angela Gobble, Manager – Accounts Receivable
●	Amy Brikis, Sr. Accounting Manager – Brokered Coal

Steve Litz, Director – Strategic Initiatives & Operations

●	Barrett Cooke, Sr. Accounting Manager – Projects

Chris Jespersen, Director – Internal Control & Accounting Systems

●	Open, Sr. Accounting Manager – Controls & Systems

Mike Gisin, VP – Public Reporting

●	Jaime Ketron, Director – Financial Reporting

2

FINANCE POST-DAY 1 ORGANIZATION

Scott Cole, VP & Treasurer

Roger Sikorski, Director – Cash Management & Credit

●	Jodi Marko, Manager – Cash Management & Credit

David Shockley, Manager – Debt & Capital Markets

Roger Ketron, SVP – Financial Planning & Tax

Sabrina Duba, VP – Financial Planning & Budgeting

●	Mark Masters, Manager – Budgeting & Forecasting	●	Open, Director – Capital Planning & Analysis
●	Open, Manager – Management Reporting

Todd Munsey, Sr. Director – Tax

●	Jonathan Bailey, Director – Non-Income Taxes	●	Open, Director – Tax Accounting & Planning
●	Open, Director – Federal & State Income Taxes

Todd Allen, VP – Investor Relations

●	Alex Rotonen, Director – Investor Relations

3

FINANCE POST-DAY 1 ORGANIZATION

Saul Hernandez, SVP – Information Systems & Technology
Donna Crabtree, Director – Client Services & Compliance

●	Alan Coldiron, Manager – IT Regional Client Services, PA	●	Craig Gebhardt, Manager – IT Regional Client Services, VA/KY & Corporate
●	Ryan Walker, Manager – IT Regional Client Services, WY	●	Open, Manager – IT Regional Client Services, WV

Edwin Cox, Director – Custom Development

●	Vickie Horne, Manager – IT Applications Development	●	Brad Bateman, Sr. Analyst – IT Enterprise Architecture Lead
●	Lola McClellan, Manager – IT Web Development & Collaboration

Jeff Bauserman, Director – ERP Development

●	Neal Nelson, Manager – IT Oracle Tech Services	●	Celine Cross, Manager – IT Financials
●	Scott Hine, Manager – IT Human Capital Management	●	Allen Peppler, Manager – IT Supply Chain
●	John Talbert, Manager IT Enterprise Performance Management

Mark Luchini, Director – Infrastructure

●	Jeff Cochrane, Manager – IT Systems Engineering	●	Shawn McReynolds, Manager – IT Network Engineering

4

FINANCE POST-DAY 1 ORGANIZATION

Required Legal Notices

Forward Looking Statements

Information set forth herein contains “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995, which involve a number of risks and uncertainties.  Alpha and Massey caution readers that any forward-looking information is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking information.  Such forward-looking statements include, but are not limited to, statements about the benefits of the business combination transaction involving Alpha and Massey, including future financial and operating results, the combined company’s plans, objectives, expectations (financial or otherwise) and intentions and other statements that are not historical facts.

The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain regulatory approvals of the transaction on the proposed terms and schedule; the failure of Alpha or Massey stockholders to approve the transaction; the outcome of pending or potential litigation or governmental investigations; the risk that the businesses will not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; uncertainty of the expected financial performance of Alpha following completion of the proposed transaction; Alpha’s ability to achieve the cost savings and synergies contemplated by the proposed transaction within the expected time frame; disruption from the proposed transaction making it more difficult to maintain relationships with customers, employees or suppliers; the calculations of, and factors that may impact the calculations of, the acquisition price in connection with the proposed merger and the allocation of such acquisition price to the net assets acquired in accordance with applicable accounting rules and methodologies; general economic conditions that are less favorable than expected; changes in, renewal of and acquiring new long term coal supply arrangements; and competition in coal markets. Additional information and other factors are contained in Alpha’s and Massey’s filings with the Securities and Exchange Commission (the “SEC”), including Alpha’s and Massey’s Annual Reports on Form 10-K, subsequent Quarterly Reports on Form 10-Q, recent Current Reports on Form 8-K, and other SEC filings, which are available at the SEC’s web site http://www.sec.gov.  Alpha and Massey disclaim any obligation to update and revise statements contained in these materials based on new information or otherwise.

Important Additional Information and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.

In connection with the proposed merger, Alpha has filed with the SEC a registration statement on Form S-4 (commission file number 333-172888), as amended, that includes a preliminary joint proxy statement/prospectus regarding the proposed merger.  The registration statement was declared effective by the SEC on April 28, 2011, and a definitive joint proxy statement/prospectus has been mailed to Alpha and Massey stockholders on or about April 29, 2011 in connection with the proposed merger.  INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER DOCUMENTS RELATING TO THE MERGER FILED WITH THE SEC, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER.  You may obtain a copy of the joint proxy statement/prospectus and other related documents filed by Alpha and Massey with the SEC regarding the proposed merger as well as other filings containing information, free of charge, through the web site maintained by the SEC at www.sec.gov, by directing a request to Alpha’s Investor Relations department at Alpha Natural Resources, Inc., One Alpha Place, P.O. Box 2345, Abingdon, Virginia 24212, Attn: Investor Relations, to D.F. King & Co., Inc., 48 Wall Street, 22nd Floor, New York, New York 10005 or to Massey’s Investor Relations department at, (804) 788 - 1824 or by email to Investor@masseyenergyco.com.  Copies of the joint proxy statement/prospectus and the filings with the SEC that are incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, from Alpha’s website at www.alphanr.com under the heading “Investor Relations” and then under the heading “SEC Filings” and Massey’s website at www.masseyenergyco.com under the heading “Investors” and then under the heading “SEC Filings”.

Participants in Solicitation

Alpha, Massey and their respective directors, executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies in favor of the proposed merger.  Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of proxies in favor of the proposed merger is set forth in the definitive joint proxy statement/prospectus filed with the SEC.  You can find information about Alpha’s directors and executive officers in Alpha’s definitive proxy statement filed with the SEC on April 1, 2011.  You can find information about Massey’s directors and executive officers in Amendment No. 1 to Massey’s annual report on Form 10-K filed with the SEC on April 19, 2011. You can obtain free copies of these documents from Alpha or Massey using the contact information above.

5

To:	Everyone at Alpha and Massey
From:	Randy McMillion, EVP – Running Right and Business Excellence
Subject:	Running Right Organization
Date:	May 16th, 2011

Over the past few weeks I’ve been working with the Day 1 leadership for Running Right to further define our structure and management teams.  The Running Right program will be managed at a corporate level with Continuous Improvement Coordinators working alongside each region and business unit to respond to local opportunities and needs.

Today I’m sharing with you more detail about the corporate Running Right leadership and management team.  Drew Shaver was instrumental in deploying Running Right after the Foundation merger and I’m pleased to announce he will be leading our team going forward as the new Vice-President of Running Right and Business Excellence.  This structure will become effective at Day 1.  In the Operations memo from Kurt Kost you can see how the Running Right field support is structured.

The cooperation between Massey and Alpha during this planning has been a hallmark of the performance we’ll deliver as a team.  We are diligent in our focus on Running Right as a backbone to Alpha’s success and leadership in the coal industry.  Thank you for your continued patience.

Sincerely,

Randy McMillion, EVP
Running Right and Business Excellence

RUNNING RIGHT POST-DAY 1 ORGANIZATION

Drew Shaver, VP – Running Right & Business Excellence

• Rick McAllister, Director – Continuous Improvement • Harry Hull, Director – Running Right Culture Development	• Jason Hendershot Director – Operations Improvement • Vernon Johnson, Director – Operations Improvement

2

RUNNING RIGHT POST-DAY 1 ORGANIZATION

Required Legal Notices

Forward Looking Statements

Information set forth herein contains “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995, which involve a number of risks and uncertainties.  Alpha and Massey caution readers that any forward-looking information is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking information.  Such forward-looking statements include, but are not limited to, statements about the benefits of the business combination transaction involving Alpha and Massey, including future financial and operating results, the combined company’s plans, objectives, expectations (financial or otherwise) and intentions and other statements that are not historical facts.

The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain regulatory approvals of the transaction on the proposed terms and schedule; the failure of Alpha or Massey stockholders to approve the transaction; the outcome of pending or potential litigation or governmental investigations; the risk that the businesses will not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; uncertainty of the expected financial performance of Alpha following completion of the proposed transaction; Alpha’s ability to achieve the cost savings and synergies contemplated by the proposed transaction within the expected time frame; disruption from the proposed transaction making it more difficult to maintain relationships with customers, employees or suppliers; the calculations of, and factors that may impact the calculations of, the acquisition price in connection with the proposed merger and the allocation of such acquisition price to the net assets acquired in accordance with applicable accounting rules and methodologies; general economic conditions that are less favorable than expected; changes in, renewal of and acquiring new long term coal supply arrangements; and competition in coal markets. Additional information and other factors are contained in Alpha’s and Massey’s filings with the Securities and Exchange Commission (the “SEC”), including Alpha’s and Massey’s Annual Reports on Form 10-K, subsequent Quarterly Reports on Form 10-Q, recent Current Reports on Form 8-K, and other SEC filings, which are available at the SEC’s web site http://www.sec.gov.  Alpha and Massey disclaim any obligation to update and revise statements contained in these materials based on new information or otherwise.

Important Additional Information and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.

In connection with the proposed merger, Alpha has filed with the SEC a registration statement on Form S-4 (commission file number 333-172888), as amended, that includes a preliminary joint proxy statement/prospectus regarding the proposed merger.  The registration statement was declared effective by the SEC on April 28, 2011, and a definitive joint proxy statement/prospectus has been mailed to Alpha and Massey stockholders on or about April 29, 2011 in connection with the proposed merger.  INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER DOCUMENTS RELATING TO THE MERGER FILED WITH THE SEC, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER.  You may obtain a copy of the joint proxy statement/prospectus and other related documents filed by Alpha and Massey with the SEC regarding the proposed merger as well as other filings containing information, free of charge, through the web site maintained by the SEC at www.sec.gov, by directing a request to Alpha’s Investor Relations department at Alpha Natural Resources, Inc., One Alpha Place, P.O. Box 2345, Abingdon, Virginia 24212, Attn: Investor Relations, to D.F. King & Co., Inc., 48 Wall Street, 22nd Floor, New York, New York  10005 or to Massey’s Investor Relations department at, (804) 788 - 1824 or by email to Investor@masseyenergyco.com.  Copies of the joint proxy statement/prospectus and the filings with the SEC that are incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, from Alpha’s website at www.alphanr.com under the heading “Investor Relations” and then under the heading “SEC Filings” and Massey’s website at www.masseyenergyco.com under the heading “Investors” and then under the heading “SEC Filings”.

Participants in Solicitation

Alpha, Massey and their respective directors, executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies in favor of the proposed merger.  Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of proxies in favor of the proposed merger is set forth in the definitive joint proxy statement/prospectus filed with the SEC.  You can find information about Alpha’s directors and executive officers in Alpha’s definitive proxy statement filed with the SEC on April 1, 2011.  You can find information about Massey’s directors and executive officers in Amendment No. 1 to Massey’s annual report on Form 10-K filed with the SEC on April 19, 2011. You can obtain free copies of these documents from Alpha or Massey using the contact information above.

3

From:	Vaughn Groves, General Counsel – Legal and Risk
Subject:	Legal and Risk Organization
Date:	May 16th, 2011

Over the past few weeks I’ve been working with the Day 1 Legal and Risk leadership team to further define our structure and teams.  Today I’m sharing with you more detail about the different team members that comprise the Legal and Risk function.  This structure will become effective at Day 1.

The cooperation between Massey and Alpha during this planning has been a hallmark of the performance we’ll deliver as a team.  Our operations, our organization, and our commitment to Running Right will be the backbone of our success.   Thank you for your continued patience.

Sincerely,

Vaughn Groves
Alpha General Counsel

LEGAL POST-DAY 1 ORGANIZATION

Eddie Neely, EVP – Chief Risk Officer

John Pearl, SVP – Total Risk Management

●	Mary Wong, Director – Risk Management	●	Nanette Miller, Insurance Manager

	○ Timothy Anderson, Sr. Insurance Manager	●	Tick Lewis, Insurance Manager

●	Richard Gustashaw, Sr. Insurance Manager	●	Open, Insurance Manager

●	Gary Clatterbuck, Insurance Manager	●	Open, Insurance Manager

●	Debbie Gresh, Insurance Manager

Donna Stettler, SVP – Total Rewards

●	Dora Judy, VP – Health & Welfare and Retirement Programs		●	Open, Director – Cash & Equity Incentives

	○	Sharon Andrews, Manager – Healthcare		○	Amy Stanley, Manager – Compensation

	○	Tom Steckel, Manager – Retirement Programs	●	Burke Vander Lind, Director – Compensation Systems

	○	Open, Manager – Retiree & Welfare		○	Open, Analyst - Compensation

	○	Open, Benefits Logistics Analyst

John Poma, VP – Enterprise Risk Management

●	Brian Miller, Assistant VP – Enterprise Risk Management		●	Paul Zavolta, Director – Hedging

	○	Open, Analyst – Enterprise Risk Management

Mike Bales, Director – Flight Operations and Chief Pilot

●	Eric Hicks, Helo Pilot	●	Gay Barlow, Flight & Travel Coordinator

●	Jeanette Easterling, Helo Pilot

Dan Helton, Director – Security

●	Lynn Blevins, Security Chief

2

LEGAL POST-DAY 1 ORGANIZATION

David Deal, Director – Internal Audit

●	Chad Bailey, Audit Manger		●	Janet Shrader, Audit Manger

	○	Carla Sentell, Sr. Internal Auditor		○	Steve Patterson, Sr. Internal Auditor

	○	Matt Franklin, Staff Auditor		○	Guy Taylor, Sr. Internal Auditor

	○	Jodi Warner, Staff Auditor		○	Alexandra Cox, Staff Auditor

●	Steve Layell, Audit Manger

	○	Owen Jones, Sr. Internal Auditor

	○	Josh Tibbs, Sr. Internal Auditor

	○	Chris Schumate, Staff Auditor

Shane Harvey, SVP – Legal

●	Lisa Murphy, Administrative Assistant

Suzan Moore, VP & Assistant GC –HR, Benefits, & Safety, Corporate, NAPP/PRB & CAPP South

●	Holly Fuller, Paralegal

Frank Harrington, VP & Deputy GC – Mining, Sourcing, Litigation (NAPP/PRB & CAPP South) & Land

●	Rich Miller, VP & Assistant GC – Mining & PA	●	Lisa Seaborn, Sr. Paralegal

e Harvey, SVP – Legal

Stephanie Ojeda, Director & Assistant GC – HR & Safety, CAPP North & CAPP Central

●	Samantha Hill, Legal Assistant

Phil Monroe, Director & Assistant GC – Litigation, CAPP North & CAPP Central

●	Kacee Hodge, Paralegal

Nick Johnson, Assistant GC – Mining & Environmental

Ben Hadary, VP & Deputy GC – Strategic Transactions & Finance

●	Lisa Cook, Administrative Assistant

Richard Grinnan, VP, Deputy GC, & Assistant Corporate Secretary

●	Teresa Darnell, Assistant to Corporate Secretary

3

LEGAL POST-DAY 1 ORGANIZATION

Required Legal Notices

Forward Looking Statements

Information set forth herein contains “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995, which involve a number of risks and uncertainties.  Alpha and Massey caution readers that any forward-looking information is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking information.  Such forward-looking statements include, but are not limited to, statements about the benefits of the business combination transaction involving Alpha and Massey, including future financial and operating results, the combined company’s plans, objectives, expectations (financial or otherwise) and intentions and other statements that are not historical facts.

The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain regulatory approvals of the transaction on the proposed terms and schedule; the failure of Alpha or Massey stockholders to approve the transaction; the outcome of pending or potential litigation or governmental investigations; the risk that the businesses will not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; uncertainty of the expected financial performance of Alpha following completion of the proposed transaction; Alpha’s ability to achieve the cost savings and synergies contemplated by the proposed transaction within the expected time frame; disruption from the proposed transaction making it more difficult to maintain relationships with customers, employees or suppliers; the calculations of, and factors that may impact the calculations of, the acquisition price in connection with the proposed merger and the allocation of such acquisition price to the net assets acquired in accordance with applicable accounting rules and methodologies; general economic conditions that are less favorable than expected; changes in, renewal of and acquiring new long term coal supply arrangements; and competition in coal markets. Additional information and other factors are contained in Alpha’s and Massey’s filings with the Securities and Exchange Commission (the “SEC”), including Alpha’s and Massey’s Annual Reports on Form 10-K, subsequent Quarterly Reports on Form 10-Q, recent Current Reports on Form 8-K, and other SEC filings, which are available at the SEC’s web site http://www.sec.gov.  Alpha and Massey disclaim any obligation to update and revise statements contained in these materials based on new information or otherwise.

Important Additional Information and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.

In connection with the proposed merger, Alpha has filed with the SEC a registration statement on Form S-4 (commission file number 333-172888), as amended, that includes a preliminary joint proxy statement/prospectus regarding the proposed merger.  The registration statement was declared effective by the SEC on April 28, 2011, and a definitive joint proxy statement/prospectus has been mailed to Alpha and Massey stockholders on or about April 29, 2011 in connection with the proposed merger.  INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER DOCUMENTS RELATING TO THE MERGER FILED WITH THE SEC, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER.  You may obtain a copy of the joint proxy statement/prospectus and other related documents filed by Alpha and Massey with the SEC regarding the proposed merger as well as other filings containing information, free of charge, through the web site maintained by the SEC at www.sec.gov, by directing a request to Alpha’s Investor Relations department at Alpha Natural Resources, Inc., One Alpha Place, P.O. Box 2345, Abingdon, Virginia 24212, Attn: Investor Relations, to D.F. King & Co., Inc., 48 Wall Street, 22nd Floor, New York, New York  10005 or to Massey’s Investor Relations department at, (804) 788 - 1824 or by email to Investor@masseyenergyco.com.  Copies of the joint proxy statement/prospectus and the filings with the SEC that are incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, from Alpha’s website at www.alphanr.com under the heading “Investor Relations” and then under the heading “SEC Filings” and Massey’s website at www.masseyenergyco.com under the heading “Investors” and then under the heading “SEC Filings”.

Participants in Solicitation

Alpha, Massey and their respective directors, executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies in favor of the proposed merger.  Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of proxies in favor of the proposed merger is set forth in the definitive joint proxy statement/prospectus filed with the SEC.  You can find information about Alpha’s directors and executive officers in Alpha’s definitive proxy statement filed with the SEC on April 1, 2011.  You can find information about Massey’s directors and executive officers in Amendment No. 1 to Massey’s annual report on Form 10-K filed with the SEC on April 19, 2011. You can obtain free copies of these documents from Alpha or Massey using the contact information above.

4

To:	Everyone at Alpha and Massey
From:	Paul Vining, Chief Commercial Officer
Subject:	Commercial Organization
Date:	May 16th, 2011

Over the past few weeks I’ve been working with the Day 1 Commercial leadership team to further define our structure and teams for Sales, Marketing, Logistics and Optimization.  Today I’m sharing with you more detail about the different team members that comprise the Commercial function.  This structure will become effective at Day 1.

The cooperation between Massey and Alpha during this planning has been a hallmark of the performance we’ll deliver as a team.  Our operations, our organization, and our commitment to Running Right will be the backbone of our success.   Thank you for your continued patience.

Sincerely,

Paul Vining
Chief Commercial Officer

COMMERCIAL POST-DAY 1 ORGANIZATION

Scott Pack, EVP – ANR Inc & President of Alpha Coal Sales

Bruce Hartshorn, SVP – Met Sales

•	Andrea Penengo, VP – European Sales	•	Jason Fannin, VP – Met Sales
	● TBD, Office Manager – European Sales	•	Open, Director – Purchased Coal & Tech Services
•	Dan Horn, VP – Met Sales, Americas
•	Kevin Karazsia, VP – International Sales, Asia

Bill Davison, SVP – Thermal Sales

•	Marlin Gohlke, SVP – Midwestern Sales		•	Monty Jones, SVP – Eastern Sales
	●	Frank Kelly, VP – Sales	•	●	Pat Runey, VP – Sales
	●	Frank Smith, VP – Industrial Sales		●	Dennis Templeton, VP – Sales
	●	Frank Brikis, Manager – QC	•	Rick Meade, VP –Sales & Purchasing
•	Larry Deal, SVP – Western Sales			●	David Smith, Manager –Sales & Purchasing
•	●	Bruce Taylor, VP – Sales	•	Open, VP – European Thermal Sales
	●	Mason Caperton, Sales Manager

Suresh Iyer, President – Alpha India, LLC

•	Open, Manager Sales	•	Open, Office Manager

Open, Director – Quality Assurance

Dennis Clay, SVP – Optimization & Distribution

James Sutphin, VP – Optimization & Sales Planning

•	Dan Grogan, Director – Sales Planning & Optimization	•	Open, Sales Analyst
•	TBD, Director – Optimization

Betsy Monseu, VP – Transportation

•	Diana Walker, Director – Freight & Terminaling	•	TBD, Manager – Freight & Terminaling
•	Terri Humphries, Manager – Distribution	•	Carlisa Pusey, Analyst – Transportation

2

COMMERCIAL POST-DAY 1 ORGANIZATION

Steve Horton, VP – Distribution

•	TBD, Sr. Director – Distribution	•	Lou Ann Vavreck, Sr. Director – Distribution
•	TBD, Sr. Director – Distribution

James Schad, Assistant VP – River & Terminals

•	Chris Hamilton, Director – River Docks	•	Bo Rife, Manager – PA Terminals
•	Frank Isaacs, Director – Gulf Export

Jill Harrison, VP & General Counsel – Sales

•	Susan Reynolds, Paralegal

Tony Robey, VP – Sales Administration

•	Jerry Norrell, Assistant VP – Sales Administration	•	Leslie Carrier, Contract Administrator
•	Kathy Vrana, Senior Contract Administrator	•	Open, Contract Administrator
•	Phillip Humphreys, Contract Administrator

Open, Staff Attorney

Open, VP – Global Commercial Business Development

3

COMMERCIAL POST-DAY 1 ORGANIZATION

Required Legal Notices

Forward Looking Statements

Information set forth herein contains “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995, which involve a number of risks and uncertainties.  Alpha and Massey caution readers that any forward-looking information is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking information.  Such forward-looking statements include, but are not limited to, statements about the benefits of the business combination transaction involving Alpha and Massey, including future financial and operating results, the combined company’s plans, objectives, expectations (financial or otherwise) and intentions and other statements that are not historical facts.

The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain regulatory approvals of the transaction on the proposed terms and schedule; the failure of Alpha or Massey stockholders to approve the transaction; the outcome of pending or potential litigation or governmental investigations; the risk that the businesses will not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; uncertainty of the expected financial performance of Alpha following completion of the proposed transaction; Alpha’s ability to achieve the cost savings and synergies contemplated by the proposed transaction within the expected time frame; disruption from the proposed transaction making it more difficult to maintain relationships with customers, employees or suppliers; the calculations of, and factors that may impact the calculations of, the acquisition price in connection with the proposed merger and the allocation of such acquisition price to the net assets acquired in accordance with applicable accounting rules and methodologies; general economic conditions that are less favorable than expected; changes in, renewal of and acquiring new long term coal supply arrangements; and competition in coal markets. Additional information and other factors are contained in Alpha’s and Massey’s filings with the Securities and Exchange Commission (the “SEC”), including Alpha’s and Massey’s Annual Reports on Form 10-K, subsequent Quarterly Reports on Form 10-Q, recent Current Reports on Form 8-K, and other SEC filings, which are available at the SEC’s web site http://www.sec.gov.  Alpha and Massey disclaim any obligation to update and revise statements contained in these materials based on new information or otherwise.

Important Additional Information and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.

In connection with the proposed merger, Alpha has filed with the SEC a registration statement on Form S-4 (commission file number 333-172888), as amended, that includes a preliminary joint proxy statement/prospectus regarding the proposed merger.  The registration statement was declared effective by the SEC on April 28, 2011, and a definitive joint proxy statement/prospectus has been mailed to Alpha and Massey stockholders on or about April 29, 2011 in connection with the proposed merger.  INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER DOCUMENTS RELATING TO THE MERGER FILED WITH THE SEC, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER.  You may obtain a copy of the joint proxy statement/prospectus and other related documents filed by Alpha and Massey with the SEC regarding the proposed merger as well as other filings containing information, free of charge, through the web site maintained by the SEC at www.sec.gov, by directing a request to Alpha’s Investor Relations department at Alpha Natural Resources, Inc., One Alpha Place, P.O. Box 2345, Abingdon, Virginia 24212, Attn: Investor Relations, to D.F. King & Co., Inc., 48 Wall Street, 22nd Floor, New York, New York  10005 or to Massey’s Investor Relations department at, (804) 788 - 1824 or by email to Investor@masseyenergyco.com.  Copies of the joint proxy statement/prospectus and the filings with the SEC that are incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, from Alpha’s website at www.alphanr.com under the heading “Investor Relations” and then under the heading “SEC Filings” and Massey’s website at www.masseyenergyco.com under the heading “Investors” and then under the heading “SEC Filings”.

Participants in Solicitation

Alpha, Massey and their respective directors, executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies in favor of the proposed merger.  Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of proxies in favor of the proposed merger is set forth in the definitive joint proxy statement/prospectus filed with the SEC.  You can find information about Alpha’s directors and executive officers in Alpha’s definitive proxy statement filed with the SEC on April 1, 2011.  You can find information about Massey’s directors and executive officers in Amendment No. 1 to Massey’s annual report on Form 10-K filed with the SEC on April 19, 2011. You can obtain free copies of these documents from Alpha or Massey using the contact information above.

4